FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of December 2005

COMMISSION FILE NUMBER: 1-7239

KOMATSU LTD.

Translation of registrant’s name into English

3-6 Akasaka 2-chome, Minato-ku, Tokyo, Japan

Address of principal executive offices

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

INFORMATION TO BE INCLUDED IN REPORT

1.	Information Distributed to Security Holders

The registrant, KOMATSU LTD., distributed, or made available from its web-site, to its security holders either or both of the following two documents:

(1)	Interim Report for 2006 (as of September 30, 2005) relative to the 137th Fiscal Period; original prepared and distributed in the Japanese language which is not attached hereto as the Semi-Annual Report referred to in (2) below is the English translation of (1) (except that (1) does not include the charts which are indicated in U.S. dollars and the names and the addresses of the depositaries and that (2) does not include the explanation for the shareholders in Japan regarding the receipt of the dividends);

(2)	Semi-Annual Report 2006 for the six-month period ended September 30, 2005, prepared in the English language, which is attached hereto and constitutes a part hereof.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KOMATSU LTD.
(Registrant)

Date: December 5, 2005	By:	/s/ Kenji Kinoshita
Kenji Kinoshita
Senior Executive Officer

To All Our Stakeholders

Board of Directors
Back row, from left :	Yoshinori Komamura, Masahiro Yoneyama, Hajime Sasaki, Toshio Morikawa, Morio Ikeda, Yasuo Suzuki
Front row, from left :	Kunio Noji, Toshitaka Hagiwara, Masahiro Sakane, Kunihiko Komiyama

Consolidated	< U.S.GAAP >
Net sales	¥809.7 billion (UP 18.4)%
Operating profit*	¥ 79.6 billion (UP 72.6)%
Income before income taxes, minority interests and equity in earnings	¥ 85.1 billion (UP 76.6)%
Net income	¥ 59.7 billion (UP 2.3 times)

*	Operating profit stated hereafter is the sum of segment profit (net sales less cost of sales and selling, general and administrative expenses). It conforms to Japanese accounting principles, and does not represent consolidated operating profit under U.S.GAAP.

[Sales by Operation]

Construction and Mining Equipment	¥615.0 billion (UP 21.2)%
Industrial Machinery, Vehicles and Others	¥140.5 billion (UP 14.1)%
Electronics	¥ 54.0 billion (UP 1.4)%

Nonconsolidated
Net sales	¥290.9 billion (UP 18.3)%
Operating profit	¥ 22.4 billion (UP 62.1)%
Ordinary profit	¥ 24.5 billion (UP 37.0)%
Net income	¥ 14.1 billion (UP 67.6)%

Notes:	1. Yen figures of less than one hundred million are omitted.
2. Changes(%) from the previous interim period.

For the interim period ended September 30, 2005, we are very pleased to report that Komatsu Ltd. expanded both consolidated sales and profit for the fourth consecutive interim period, centering on improved performance of the construction and mining equipment business. The growth in sales and profit also represents the record-high six-month figures.

Interim Results

Consolidated net sales for the interim period under review expanded 18.4%, over the corresponding period a year ago, to ¥809.7 billion (US$7,166 million, at US$1=¥113). In the construction and mining equipment business, we boosted sales in all major regions of the world, as global demand expanded. In the industrial machinery, vehicles and others business, we advanced sales centering on forklift trucks and industrial machinery against the backdrop of strong market demand in Japan and overseas. Interim sales of the electronics business also increased over the last corresponding period, as the semiconductor market recovered.

Operating profit* reached ¥79.6 billion (US$705 million) for the interim period, registering an increase of 72.6% over the corresponding period a year ago. While costs increased due mainly to price hikes of steel materials, we made the handsome gain in operating profit because we worked to cut down production costs and increase our sales prices in Japan and overseas, coupled with expanded sales in the construction and mining equipment business and the industrial machinery, vehicles and others business. Operating profit ratio for the interim period also improved to 9.8% from 6.8% for the last corresponding period.

*	Operating profit stated hereafter is the sum of segment profit (net sales less cost of sales and selling, general and administrative expenses). It conforms to Japanese accounting principles, and does not represent consolidated operating profit under U.S.GAAP.

Income before income taxes for the interim period also made a sizable gain of 76.6% over the previous interim period, to ¥85.1 billion (US$753 million), reflecting income from the sale of Advanced Silicon Materials LLC, a U.S. subsidiary engaging in production and sales of polycrystalline silicon, in addition to the substantial increase in operating profit. As a result, net income for the interim period reached ¥59.7 billion (US$529 million), registering an increase of 2.3 times over the corresponding period a year ago.

On a nonconsolidated basis, interim sales advanced to ¥290.9 billion (US$2,575 million), up 18.3% over the previous interim period, supported by continued growth in export sales of construction and mining equipment and strong sales of large presses with AC Servo technologies. Ordinary profit and net income for the interim period reached ¥24.5 billion (US$217 million) and ¥14.1 billion (US$125 million) respectively with 37.0% and 67.6% increases. As a result, we recorded the third consecutive growth in both interim sales and profit.

Interim Dividends

Komatsu is building a sound financial position and flexible and agile corporate strength to increase its corporate value. Concerning cash dividends to shareholders, the Company maintains the basic policy of redistributing profits by first striving to continue stable dividends and then considering business results, payout ratio and other related matters in a comprehensive manner.

Based on this policy, at the board meeting held on November 1, we made a resolution to increase the dividends per share for the interim period by ¥3 over the corresponding period a year ago, to ¥8.

Outlook for the Fiscal Year ending March 31, 2006

There are some factors of concern over the economy, such as a further price hike of crude oil and overheating housing investments in the U.S. However, we anticipate that demand for construction and mining equipment will continue to increase steadily, especially in “Greater Asia,” in the broader sense of the term, as well as in Latin America and South Africa. We also project demand to expand for industrial machinery thanks to thriving capital investments by automakers.

In the construction and mining equipment business, we are going to launch new machines featuring our leading-edge “ecot 3” engine technology developed to meet Tier III emission control requirements which will be introduced in January next year starting in the U.S. and Europe. We are also going to focus our efforts to broaden the product range of DANTOTSU (Unique and Unrivaled) products designed to offer unrivaled performance. In response to expanding growth in demand worldwide, we are going to enhance our production capacity for major components such as engines and hydraulic units. We are also going to build a new assembly plant to expand our production capacity for large equipment for mining and other applications. Furthermore, we are working to reform our production and sales planning procedures, for example, by deploying IT to obtain real-time market information directly and promptly around the world. In “Greater Asia” and other emerging markets, we are going to further heighten our market position as we are reinforcing our marketing and customer support capabilities.

Also in the industrial machinery, vehicles and others business, each company of the Komatsu Group will work to introduce products with unique features to differentiate itself and improve its earnings. As for large presses for which we project a high level of orders, we are going to build a new plant and expand our production capacity.

We are going to build previously mentioned two plants adjacent to the ports of Kanazawa and Hitachinaka, respectively in Ishikawa and Ibaraki prefectures. By taking advantage of their location, we will be able to not only cut down our logistics costs but also make contributions to reducing the amount of CO2 emission, which causes the greenhouse effects of the Earth.

In the electronics business, Komatsu Group companies are working to improve their business results by further improving the quality and costs for silicon wafers in Japan and Taiwan, while steadily increasing the production capacity for the next-generation mainstay 300mm wafers.

The Komatsu Group will resolutely work to accelerate the pace of these efforts above and aim at a 10%-or-higher operating profit ratio.

We at Komatsu believe that our corporate value is the total sum of trust given to us by society and all stakeholders and that appropriate information disclosure is fundamental to maintain and enhance our corporate value. Social trust is particularly important. Therefore, based on our policy of placing top priority on compliance, all top management officers and employees of the Komatsu Group are required to comply with the Business Rules, according to Komatsu’s Code of Worldwide Business Conduct, in addition to the laws and regulations.

On behalf of the members of the Board, we would like to extend our sincere appreciation to our valued shareholders, customers, business partners and employees around the world for their support.

December 2005

Toshitaka Hagiwara	Masahiro Sakane
Chairman of the Board	President and CEO

Interview with Masahiro Sakane, President and CEO

Concerning Komatsu’s Reform of Business Structure

                                                                                                      Masahiro Sakane

Q: Komatsu has improved business results dynamically since fiscal 2003. Could you tell us the major supporting factors?

Sakane: Most of all, it’s the business structure reform we implemented. When I became president in June 2001, demand for construction and mining equipment was very sluggish worldwide. Coupled with that was the poor performance of our electronics business. Against this backdrop, we recorded our first operating loss for the year ended March 31, 2002. It was also our 80th anniversary year. At any rate, my first task was to get out of the red. Thus I went ahead and carried out the reform of our business structure.

Of course, any reform is accompanied by acute pains. I declared both inside and outside the company that this reform would be a major “surgery” but only once. I decided to start the reform project with the following key concepts “clear separation of costs from growth,” “refinement of our strength and rectification of our weakness,” and “open-door management.” We were able to improve our operating profit by 115 billion yen for the last three fiscal years. Of this amount, 50 billion yen reflect the benefits of the reform, and the remaining 65 billion yen from expanded market demand worldwide and enhanced product competitiveness. Concerning DAN-TOTSU products, as we are ready to successively launch both construction equipment and industrial machinery on the market, I am confident that we will be able to further expand earnings on our own.

Q: What do you think Komatsu’s strengths are?

Sakane: First of all, it is our competitiveness based on superior manufacturing which has been refined and accumulated over the years in Japan. I am totally confident of the capabilities of our development and production people to team up, generate innovative ideas and manufacture excellent products.

Next, I should point out IT. We mount the information terminal KOMTRAX on our construction equipment, which enables us to access real-time information concerning the operating conditions and location of our customers’ machines. As we manufacturers link directly with our market and customers by means of IT, I believe business models related to production and sales and after-sale services will evolve. We have also been advancing the development of our autonomous hauling system for super-large dump trucks at a copper mine in Chile, South America. I believe we are on the forefront of IT applications in our industry.

Third, the global market expansion is fueled by “Greater Asia” where we have a high market share. It is definitely our strength.

Q: Now, could you tell us how Komatsu has rectified its weaknesses?

Sakane: As to our fixed costs, we implemented fundamental cost reform programs, substantially lowering the level of our SG&A expenses. In the course of our efforts, we also consolidated affiliated companies and machine models aggressively.

Our electronics-related subsidiaries had suffered from chronic deficits for some time. We disposed of their non-performing assets on the parent company’s own responsibility, preparing an environment in which they could engage in self-driven reconstruction. After this stage, we promoted alliances with companies with superior technologies or sales networks. In the silicon wafer business, for example, we sold the land and buildings of a U.S. plant which had discontinued production, while working to reinforce the business by expanding the partnership relations with a local leading company in Taiwan, a growth market.

In this manner, we have built a business structure through which we can allocate more resources to our core businesses of construction and mining equipment, industrial vehicles and machinery.

Q: What do you mean specifically by the “open-door management?”

Sakane: Companies are supported by all kinds of stakeholders. For Komatsu, our stakeholders include society, customers, shareholders, investors, suppliers, distributors and employees of the Komatsu Group. I believe our corporate value is the total sum of trust given to us by society and all stakeholders. Dialogues with stakeholders are an important means to enhance this trust, leading to the “open-door management.” Through two-way communications with employees, suppliers and distributors, I can share the directions and tasks that the Komatsu Group should take and work on, respectively. By making as many dialogue opportunities as possible with society, customers and shareholders, and by engaging in appropriate information disclosure to eliminate surprises, the trust given to us will build up. Since I became president, I have consistently given explanations and engaged in two-way communications with all stakeholders by making use of all possible occasions, including the announcements of our business results. I have full confidence that I am ahead of anyone in this regard.

At the internal meetings with employees held at the head office twice a year after announcing interim and fiscal business results.

Q: Could you share your thoughts on the future outlook?

Sakane: In the construction and mining equipment market, we are witnessing a major recovery surge, centering on “Greater Asia,” after 20 years. As a result of our globalization efforts over the years, we have raised the level of our product range and production capabilities on par with our U.S. competitor. In the industrial machinery business, orders have been brisk for our large presses equipped with our new AC Servo mechanism. I am convinced that we have entered a new growth era for Komatsu.

Review of Operations

Construction and Mining Equipment

Net Sales

Sales by Region

Consolidated net sales of construction and mining equipment for the interim period advanced 21.2% over the corresponding period a year ago, to ¥615.0 billion (US$5,443 million), registering the record-high six-month figure. Overseas sales climbed 28.1% to ¥485.7 billion (US$4,298 million), while sales in Japan increased 0.8% to ¥129.3 billion (US$1,145 million) for the interim period under review.

Japan

During the interim period, while Japanese construction investments remained slack, demand grew reflecting ongoing reconstruction projects in earthquake and typhoon-devastated areas. Komatsu increased sales slightly from the corresponding interim period last year. In the used equipment business, Komatsu, under the leadership of Komatsu Used Equipment Corp. (KUEC), increased the amount of equipment collected within the Komatsu Group, when the inventory adjustment advanced on the market, reducing the amount of used equipment available in Japan. KUEC also worked to raise the prices of used equipment. In the rental equipment business, Komatsu implemented a new business model by deploying IT and promoted management efficiency of rental companies of the Komatsu Group.

This Tier III regulations-complied engine incorporates the leading-edge “ecot3” engine technology.

The Americas

Interim sales in the Americas expanded against the backdrop of growth in demand for construction equipment resulting from buoyant housing investments in the United States, coupled with accelerated demand for mining equipment in Latin America.

To meet a high level of demand in North America, Komatsu, under the leadership of Komatsu America Corp., strengthened its distributorships by adding manpower and opening new shops, and carried out aggressive sales activities. As a result, Komatsu boosted North American sales.

Sales in Latin America increased centering on super-large dump trucks, especially in Brazil and Chile.

Europe & CIS

Sales in Europe increased over the corresponding interim period a year ago, reflecting an increase of markets in tandem with growth of the European Union. To meet continuous growth in demand, Komatsu embarked on the transfer of production for certain equipment within Europe. By transferring the production of wheeled hydraulic excavators from Komatsu UK Ltd. (KUK) to Komatsu Hanomag GmbH. in Germany, the major market for these excavators, Komatsu has positioned KUK as an exclusive production base for crawler-type hydraulic excavators, thus enhancing production efficiency in Europe.

In the Commonwealth of Independent States (CIS: former Soviet republics), demand for equipment for use in urban civil engineering works, especially in Russia, increased in addition to expanded demand from energy-related industries. In light of the burgeoning demand for hydraulic excavators for use in metropolitan areas, Komatsu aggressively supported sales activities of its distributors, and sales in CIS grew from the previous corresponding interim period.

The first PW200 wheeled hydraulic excavator made by Komatsu Hanomag

China

Demand made a sharp nose dive last year but regained a recovery momentum during the interim period under review. While the market was conventionally concentrated in the eastern region, it has expanded to northeastern, western and northern regions, and demand for products has also become diversified. In these market conditions, Komatsu, under the leadership of Komatsu (China) Ltd., broadened its product mix and implemented aggressive sales activities, while fully utilizing the KOMTRAX asset management system for customers and responding to changes on the marketplace promptly. Komatsu also introduced a new distributor management system, reinforcing the operation of distributors. As a result, Komatsu increased sales from the previous corresponding interim period in China.

Asia & Oceania

In Asia there were concerns over negative effects of the skyrocketed oil price on general economies. However, interim sales expanded, centering on mining equipment, as coal and other resource developments remained thriving.

In Oceania, Komatsu effectively captured growth in demand for mining equipment, and interim sales increased over the corresponding period a year ago.

The Middle East & Africa

Interim sales in the Middle East accelerated in Turkey under good economic conditions and oil producing countries where construction investments thrived mainly as a result of the price hikes of crude oil.

Interim sales in Africa made a big gain, reflecting increased demand for mining equipment in the Republic of South Africa, the largest market of the continent, as well as growth in demand for construction equipment for infrastructure developments in other countries.

Industrial Machinery, Vehicles and Others

Net Sales

This large press incorporates the AC Servo mechanism.

Consolidated net sales of industrial machinery, vehicles and other products for the interim period reached ¥140.5 billion (US$1,244 million), up 14.1% over the corresponding period a year ago.

Against the backdrop of thriving capital investments by automakers, sales of industrial machinery grew substantially, including large presses built by Komatsu, small and medium-sized presses by Komatsu Industries Corporation, and machine tools by Komatsu Machinery Corporation. Concerning large presses, Komatsu led the industry by introducing new presses which incorporate AC Servo technologies that the Company has refined and accumulated over the years for small and medium-sized presses. Both sales and orders for large presses with the AC Servo mechanism advanced steadily, reflecting outstanding appraisals by customers for their low-noise and high-economy performance in addition to super-high precision and productivity.

Komatsu Forklift Co., Ltd. effectively capitalized on growth in demand in Japan and abroad and aggressively worked to expand sales of its mainstay LEO-NXT-V engine-driven series forklift trucks. Komatsu Forklift also increased the prices. As a result, sales increased over the previous corresponding period.

Komatsu Zenoah Co. introduced new products with unique features, including the brushcutter with an improved start-up mechanism, implemented aggressive sales promotion for them, and expanded sales.

BC2350Hb hybrid e-START brushcutter made by Komatsu Zenoah

Review of Operations

Electronics

Net Sales

Silicon wafers made by Komatsu Electronic Metals

Consolidated net sales from the electronics segment for the interim period totaled ¥54.0 billion (US$478 million), up 1.4% over the corresponding period a year ago. In July 2005, Komatsu sold Advanced Silicon Materials LLC, a U.S. subsidiary engaging in production and sales of polycrystalline silicon, to Renewable Energy Corporation AS of Norway. Reflecting this sale, overall sales of the electronics segment registered a slight increase from the previous interim period.

Demand for silicon wafers remained brisk during the interim period under review, as the semiconductor market came out of the inventory adjustment phase and got on a recovery track. Komatsu Electronic Metals Co., Ltd. (KEM) and its group companies manufactured high value-added 200mm wafers designed to meet higher integration needs as well as discrete wafers in Japan and Taiwan, and engaged in aggressive sales promotion in major markets, including the emerging Chinese market. As for 300mm wafers, the next-generation mainstream product, the KEM Group has established a monthly production capacity of 75,000 pieces in Japan and worked to refine their quality and to expand sales. As a result, consolidated net sales of KEM for the interim period improved from the corresponding period a year ago.

Komatsu Women’s Judo Team: Going Global to Win

Thank you, our shareholders, for your continuing support!

The Komatsu Women’s Judo Team was formed in April 1991, as part of Komatsu’s 70th anniversary projects.

Since then, the Komatsu Judo Team has won the All Japan Corporate Judo Federation Championship title four times, while members have added to impressive records in individual matches both in Japan and abroad, including the Olympics and World Judo Championships.

In addition to their own trainings, they give Judo lessons to boys and girls every Wednesday and Friday, supporting the growth of next-generation Judo athletes.

Introduction to all members of the Komatsu Women’s Judo Team

Yoshiyuki Matsuoka (Manager) 1. April 1, 1997 2. Eighth dan 3. Hyogo Prefecture 4. Seoi-nage (shoulder throw) 5. Gold medalist of the 65 kg category at the 1984 Los Angeles Olympics

Atsuko Nagai (Coach) 1. April 1, 1998 2. Fourth dan 3. Saitama Prefecture 4. Uchimata (inner thigh throw) 5. Gold medalist of the 2000 Jeju Asian Judo Championships and 2000 France World Championships

Mizuho Matsuzaki (Captain)

1.      April 1, 2001

2.      Second dan, 78-kg weight category

3.      Kumamoto Prefecture

4.      Seoi-nage (shoulder throw)

5.      Silver medalist of the 2003 All Japan Individual Competition, Gold medalist of the 2003 Jeju Asian Judo Championships, Gold medalist of the 2004 Germany World Championships, Silver medalist of the 2005 All Japan Individual Competition, and Gold medalist of the 2005 Canada World Championships.

Hisae Takara (Sub Captain)

1.      April 1, 2002

2.      Second dan, 52-kg weight category

3.      Miyazaki Prefecture

4.      Seoi-nage (shoulder throw)

5.      Gold medalist of the 2003 All Japan Individual Competition, Bronze medalist of the 2004 Australia World Championships, Silver medalist of the 2004 Kodokan Cup, Silver medalist of the 2005 All Japan Individual Competition, Silver medalist of the 2005 All Japan Corporate Individual Competition, and Gold medalist of the 2005 Canada World Championships.

Ayumi Tanimoto

1.      April 1, 2004

2.      Third dan, 63-kg weight category

3.      Aichi Prefecture

4.      Uchimata (inner thigh throw) and Ippon-seoi-nage (one arm shoulder throw)

5.      Bronze medalist of the 2001 World Championships, Gold medalist of the 2004 All Japan Individual Competition, Gold medalist of the 2004 Jeju Asian Judo Championships, Gold medalist of the 2004 Athens Olympics, Silver medalist of the 2005 Germany World Championships, Silver medalist of the 2005 All Japan Individual Competition, and Silver medalist of the 2005 World Championships.

Reiko Yoshinaru (Training Captain)

1.      April 1, 2004

2.      Third dan, 57-kg weight category

3.      Chiba Prefecture

4.      Seoi-nage (shoulder throw)

5.      Gold medalist of the 2000 and 2001 All Japan Junior Competition, Bronze medalist of the 2003 Kodokan Cup, Bronze medalist of the 2003 Korea World Championships, and Silver medalist of the 2005 Pan-Pacific Championships.

Ikumi Tanimoto

1.      April 1, 2003

2.      Second dan, 63-kg weight category

3.      Aichi Prefecture

4.      Sodetsuri-haraigoshi (Sleeve lifting/sweeping hip throw combination) and Uchimata (inner thigh throw)

5.      Silver medalist of the 2003 All Japan Junior Competition, Silver medalist of the 2005 Canada World Championships, and Silver medalist of the 2005 USA World Championships.

Mina Watanabe

1.      April 1, 2004

2.      First dan, 70-kg weight category

3.      Ibaraki Prefecture

4.      Ippon-seoi-nage (one arm shoulder throw)

5.      Bronze medalist of the 2004 Bulgaria World Championships, Gold medalist of the 2004 Fukuoka International Women’s Judo Championships, Bronze medalist of the 2005 Germany World Championships, Bronze medalist of the 2005 Individual Competition, Gold medalist of the 2005 Jeju Asian Judo Championships, Gold medalist of the 2005 All Japan Corporate Individual Competition, Gold medalist of the 2005 Canada World Championships.

Mayumi Takara

1.      April 1, 2005

2.      Second dan, 48-kg weight category

3.      Miyazaki Prefecture

4.      Seoi-nage (shoulder throw) and Kataguruma (shoulder wheel)

5.      Gold medalist of the 2004 All Japan Students Competition, Gold medalist of the 2004 World Students Competition, Gold medalist of the 2005 Russia World Championships, Gold medalist of the 2005 Pan-Pacific Championships, and Gold medalist of the 2005 All Japan Corporate Individual Competition.

Chie Iwata

1.      April 1, 2005

2.      Third dan, 57-kg weight category

3.      Kumamoto Prefecture

4.      Uchi-mata (inner thigh throw) and Osoto-gari (major outer reaping)

5.      Bronze medalist of the 2003 Fukuoka International Women’s Judo Championships, Bronze medalist of the 2003 Czech World Championships, Bronze medalist of the 2005 All Japan Corporate Individual Competition, and Gold medalist of the 2005 Canada World Championships.

Asuka Oka

1.      April 1, 2005

2.      Third dan, 70-kg weight category

3.      Tokyo Metropolitan Area

4.      Ippon-seoi-nage (one arm shoulder throw) and Ashiwaza (foot techniques)

5.      Silver medalist of the 2003 Fukuoka International Women’s Championships, Gold medalist of the 2004 Kodokan Cup, Bronze medalist of the 2004 Fukuoka International Women’s Judo Championships, Bronze medalist of the 2005 All Japan Corporate Individual Competition, and Gold medalist of the 2005 Canada World Championships.

1:	Date of joining Komatsu
2:	Rank
3:	Place of birth
4:	Specialty
5:	Major record

Consolidated Balance Sheets (Unaudited)

Komatsu Ltd. and subsidiaries

As of September 30, 2005 and 2004, of fiscal 2006 and 2005, respectively

	Millions of yen		Thousands of U.S. dollars
	2006	2005	2006
ASSETS
Current assets
Cash and cash equivalents	¥85,076	¥64,647	$752,885
Time deposits	77	77	681
Trade notes and accounts receivable—less allowance for doubtful receivables	351,397	302,675	3,109,708
Inventories	337,679	291,072	2,988,310
Other current assets	105,318	90,610	932,018

Total current assets	879,547	749,081	7,783,602

Long-term trade receivables	71,786	65,770	635,274

Investments	100,225	75,757	886,947

Property, plant and equipment—less accumulated depreciation	375,169	369,300	3,320,080

Other assets	106,251	130,217	940,274

* Total	¥1,532,978	¥1,390,125	$13,566,177

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Short-term debt (including current maturities of long-term debt)	¥184,994	¥172,108	$1,637,115
Trade notes and accounts payable	286,527	240,478	2,535,637
Income taxes payable	23,593	22,545	208,788
Other current liabilities	154,479	136,820	1,367,071

Total current liabilities	649,593	571,951	5,748,611

Long-term liabilities	287,478	332,376	2,544,053

Minority interests	43,465	38,277	384,646

Shareholders’ equity
Common stock	67,870	67,870	600,619
Capital surplus	136,172	135,758	1,205,062
Retained earnings	353,385	271,507	3,127,301
Accumulated other comprehensive income (loss)	(458)	(23,026)	(4,053)
Treasury stock	(4,527)	(4,588)	(40,062)

Total shareholders’ equity	552,442	447,521	4,888,867

Total	¥1,532,978	¥1,390,125	$13,566,177

Accumulated other comprehensive income (loss):
Foreign currency translation adjustments	¥(13,280)	¥(20,580)	$(117,522)
Net unrealized holding gains on securities available for sale	26,619	15,860	235,566
Pension liability adjustments	(13,177)	(17,506)	(116,610)
Net unrealized gains (losses) on derivative instruments	(620)	(800)	(5,487)

Note:	The translations of Japanese yen amounts into United States dollar amounts are included solely for convenience and have been made at the rate of ¥113 to U.S.$1, the approximate rate of exchange at September 30, 2005.

* Note: While trade notes and accounts receivable and inventories increased in tandem with expanded sales during the interim period, Komatsu made further progress in paying back borrowings. Komatsu also continued to improve its financial position. Mainly reflecting increased profits, shareholders’ equity advanced, pushing up shareholders’ equity ratio to 36.0%.

Consolidated Statements of Income and Unappropriated Retained Earnings (Unaudited)

Komatsu Ltd. and subsidiaries

For the six months ended September 30, 2005 and 2004, of fiscal 2006 and 2005, respectively

	Millions of yen		Thousands of U.S. dollars
	2006	2005	2006
Revenues and other
* Net sales	¥809,709	¥683,976	$7,165,566
Interest and other income	23,088	15,255	204,319

Total	832,797	699,231	7,369,885

Costs and expenses
Cost of sales	595,472	508,723	5,269,664
Selling, general and administrative	134,538	129,084	1,190,602
Interest	6,086	5,241	53,858
Other	11,565	7,983	102,345

Total	747,661	651,031	6,616,469

* Income before income taxes, minority interests and equity in earnings	85,136	48,200	753,416

Income taxes	20,849	19,904	184,504
Minority interests in (income) of consolidated subsidiaries	(5,027)	(2,957)	(44,487)
Equity in earnings of affiliated companies	536	684	4,743

* Net income	¥59,796	¥26,023	$529,168

Unappropriated retained earnings at beginning of the period	¥277,196	¥227,825	$2,453,062
Cash dividends paid	(5,948)	(3,970)	(52,637)
Transfer to retained earnings appropriated for legal reserve	(354)	(292)	(3,133)

Unappropriated retained earnings at end of the period	¥330,690	¥249,586	$2,926,460

Note:     Based on the Statement of Financial Accounting Standards (SFAS) No.130, “Reporting Comprehensive Income,” the aggregated net income for the six months ended September 30, 2005 and 2004, was ¥80,823 million (US$715,248 thousand) and ¥26,791 million, respectively.

	Yen		U.S. cents
	2006	2005	2006
Net income per share:
Basic	¥60.27	¥26.23	53.34 ¢
Diluted	60.18	26.22	53.26
Dividends per share	6.00	4.00	5.31

Note:	In consolidation, dividends per share have been calculated based on dividends paid in each fiscal year.
As for fiscal 2006, interim dividend payment of ¥8 per share has been approved by the Board of Directors of the Company.

* Note: Overseas sales accelerated for the interim period, centering on the construction and mining equipment segment. Both sales and profit continued to improve for the fourth consecutive interim period. Sales, income before income taxes, minority interests and equity in earnings of affiliated subsidiaries, net income registered the record-high figures for six-month period.

Consolidated Statements of Cash Flows (Unaudited)

Komatsu Ltd. and subsidiaries

For the six months ended September 30, 2005 and 2004, of fiscal 2006 and 2005, respectively

	Millions of yen		Thousands of U.S. dollars
	2006	2005	2006
Operating activities
Net income	¥59,796	¥26,023	$529,168
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	34,388	34,889	304,319
Deferred income taxes	(6,318)	(3,277)	(55,912)
Net loss (gain) from sale of investment securities	(19,506)	433	(172,619)
Gain on sales of property	(465)	(10,467)	(4,115)
Loss on disposal or sale of fixed assets	1,718	1,998	15,203
Impairment loss on long-lived assets held for use	1,809	2,386	16,009
Pension and retirement benefits—net	1,040	877	9,203
Changes in assets and liabilities:
Decrease (increase) in trade receivables	(20,821)	(2,964)	(184,257)
Decrease (increase) in inventories	(28,084)	(27,209)	(248,531)
Increase (decrease) in trade payables	19,245	12,353	170,310
Increase (decrease) in income taxes payable	10,399	9,436	92,027
Other—net	5,525	9,632	48,894

* Net cash provided by operating activities	58,726	54,110	519,699

Investing activities
Capital expenditures	(50,100)	(34,155)	(443,363)
Proceeds from sales of property	5,488	20,957	48,566
Proceeds from sales of available for sale investment securities	2,851	448	25,230
Purchases of available for sale investment securities	(2,415)	(3,341)	(21,372)
Sale (acquisition) of subsidiaries—net of cash (acquired) disposed	26,115	(280)	231,106
Collection of loan receivables	6,936	11,157	61,381
Disbursement of loan receivables	(8,163)	(9,254)	(72,239)
Decrease (increase) in time deposits	(23)	376	(203)

Net cash used in investing activities	(19,311)	(14,092)	(170,894)

Financing activities
Proceeds from long-term debt	12,230	11,082	108,230
Repayments on long-term debt	(52,406)	(31,787)	(463,770)
Increase (decrease) in short-term debt—net	(1,022)	(16,836)	(9,044)
Repayments of capital lease obligations	(5,137)	(5,355)	(45,460)
Sales (repurchase) of common stock—net	42	(890)	372
Dividends paid	(5,948)	(3,970)	(52,637)

Net cash used in financing activities	(52,241)	(47,756)	(462,309)

Effect of exchange rate change on cash and cash equivalents	392	979	3,469

Net increase (decrease) in cash and cash equivalents	(12,434)	(6,759)	(110,035)
Cash and cash equivalents, beginning of period	97,510	71,406	862,920

Cash and cash equivalents, end of period	¥85,076	¥64,647	$752,885

* Note: By using cash provided by strong operating activities, Komatsu increased cash dividends and made aggressive investments to expand its production capacity. Komatsu also continued to pay back borrowings, working to further improve its financial position.

Consolidated Business Information (Unaudited)

Komatsu Ltd. and subsidiaries

As of September 30, 2005 and 2004 as well as for the six months ended September 30, 2005 and 2004, of fiscal 2006 and 2005, respectively

<Information by business unit>

	Millions of yen		Thousands of U.S. dollars
	2006	2005	2006
Net sales:
Construction and mining equipment	¥623,753	¥514,383	$5,519,938
Industrial machinery, vehicles and others	178,120	152,805	1,576,283
Electronics	54,064	53,294	478,442

Total	855,937	720,482	7,574,663
Elimination	(46,228)	(36,506)	(409,097)

Consolidated	809,709	683,976	7,165,566

Segment profit:
Construction and mining equipment	64,732	35,891	572,849
Industrial machinery, vehicles and others	10,737	7,081	95,018
Electronics	5,569	5,608	49,283

Total	81,038	48,580	717,150
Corporate expenses and elimination	(1,339)	(2,411)	(11,850)

Consolidated segment profit	79,699	46,169	705,300
Interest and other income	23,088	15,255	204,319
Interest expense	6,086	5,241	53,858
Other expenses	11,565	7,983	102,345

Consolidated income before income taxes	85,136	48,200	753,416

Identifiable assets:
Construction and mining equipment	1,062,376	929,957	9,401,558
Industrial machinery, vehicles and others	238,441	214,090	2,110,097
Electronics	121,261	142,387	1,073,106

Total	1,422,078	1,286,434	12,584,761
Corporate assets and elimination	110,900	103,691	981,416

Consolidated	1,532,978	1,390,125	13,566,177

Depreciation and amortization:
Construction and mining equipment	23,605	24,073	208,894
Industrial machinery, vehicles and others	3,818	3,758	33,787
Electronics	6,361	6,475	56,292

Consolidated	33,784	34,306	298,973

Capital expenditures:
Construction and mining equipment	42,378	28,724	375,027
Industrial machinery, vehicles and others	6,418	5,757	56,796
Electronics	12,555	6,801	111,106

Consolidated	¥61,351	¥41,282	$542,929

<Geographic Information>

Net sales recognized by sales destination for the six months ended September 30, 2005 and 2004, of fiscal 2006 and 2005, respectively

	Millions of yen		Thousands of U.S. dollars
	2006	2005	2006
Japan	¥249,775	¥241,501	$2,210,398
The Americas	225,500	171,344	1,995,575
Europe and CIS	114,272	95,953	1,011,257
China	38,185	31,405	337,920
Asia (excluding Japan and China) and Oceania	124,917	101,818	1,105,460
The Middle East and Africa	57,060	41,955	504,956

Consolidated	¥809,709	¥683,976	$7,165,566

Net sales recognized by geographic origin and long-lived assets at September 30, 2005 and 2004, of fiscal 2006 and 2005, respectively

	Millions of yen		Thousands of U.S. dollars
	2006	2005	2006
Net sales:
Japan	¥352,370	¥327,068	$3,118,319
U.S.A.	222,030	169,227	1,964,867
Europe	104,743	84,708	926,929
Others	130,566	102,973	1,155,451

Consolidated	¥809,709	¥683,976	$7,165,566

Long-lived assets:
Japan	¥325,812	¥315,540	$2,883,292
U.S.A.	56,012	72,763	495,681
Europe	21,829	21,418	193,177
Others	36,799	33,424	325,655

Consolidated	¥440,452	¥443,145	$3,897,805

Note:	No individual country within Europe or other areas had a material impact on net sales or long-lived assets. There were no sales to a single major external customer during the six months ended September 30, 2005 and 2004, of fiscal 2006 and 2005.

<Information by Region>

For the six months ended September 30, 2005 and 2004, of fiscal 2006 and 2005, respectively

	Millions of yen		Thousands of U.S. dollars
	2006	2005	2006
Net sales:
Japan	¥502,850	¥449,059	$4,450,000
The Americas	233,708	181,585	2,068,212
Europe	118,002	94,214	1,044,266
Others	140,604	108,850	1,244,283
Elimination	(185,455)	(149,732)	(1,641,195)

Consolidated	809,709	683,976	7,165,566

Segment profit:
Japan	37,121	25,428	328,504
The Americas	22,911	11,860	202,752
Europe	8,065	4,522	71,371
Others	12,285	7,808	108,717
Corporate expenses and elimination	(683)	(3,449)	(6,044)

Consolidated	79,699	46,169	705,300

Identifiable assets:
Japan	991,483	1,001,586	8,774,186
The Americas	371,947	321,969	3,291,566
Europe	128,184	109,570	1,134,372
Others	164,788	135,365	1,458,301
Corporate assets and elimination	(123,424)	(178,365)	(1,092,248)

Consolidated	¥1,532,978	¥1,390,125	$13,566,177

Overseas sales:
	2006	2005	2006
The Americas	¥225,500	¥171,344	$1,995,575
	(27.8)%	(25.1)%	(27.8)%
Europe	114,272	95,953	1,011,257
	(14.1)%	(14.0)%	(14.1)%
Others	220,162	175,178	1,948,336
	(27.2)%	(25.6)%	(27.2)%
Total	559,934	442,475	4,955,168
	(69.1)%	(64.7)%	(69.1)%

Consolidated	¥809,709	¥683,976	$7,165,566

Notes:	1.	Overseas sales represent the sales of the Company and its consolidated subsidiaries to customers in the areas other than Japan.
	2.	Regions are categorized depending on geographical proximity.
	3.	Major regions for the geographical categories are as follows:
(1) The Americas: North America and Latin America (2) Europe: Germany, the United Kingdom and CIS (3) Others: China, Australia and Southeast Asia
	4.	Figures in the parentheses represent the percentages of overseas sales in consolidated net sales.

Nonconsolidated Balance Sheets

Komatsu Ltd.

As of September 30, 2005 and 2004, of fiscal 2006 and 2005, respectively

	Millions of yen		Thousands of U.S. dollars
	2006	2005	2006
Assets
Current assets:	¥405,309	¥336,224	$3,586,810
Cash on hand and in banks	59,493	33,940	526,495
Notes receivable	3,984	4,445	35,264
Trade accounts receivable	157,370	145,435	1,392,656
Bonds issued by affiliated companies	500	—	4,425
Finished products and merchandise	24,959	24,008	220,881
Materials and supplies	3,771	2,431	33,379
Work in process	32,374	27,237	286,496
Prepaid expenses	837	682	7,413
Deferred income taxes-current	15,916	13,322	140,850
Short-term loans receivable	74,035	63,898	655,179
Other current assets	33,006	21,521	292,097
Allowance for doubtful receivables	(940)	(698)	(8,324)

Fixed assets:	426,302	431,188	3,772,586
Tangible fixed assets	114,942	110,393	1,017,188
Buildings	38,262	37,234	338,611
Structures	6,945	7,136	61,460
Machinery and equipment	30,330	25,287	268,413
Vehicles and delivery equipment	237	192	2,106
Tools, furniture and fixtures	7,277	6,371	64,404
Land	31,024	33,463	274,555
Construction in progress	863	707	7,638

Intangible fixed assets	8,254	9,254	73,048
Utility rights	78	171	694
Software	8,160	9,015	72,217
Other intangible assets	15	67	137

Investments and miscellaneous assets	303,105	311,540	2,682,350
Investment securities	64,586	45,835	571,560
Securities and other investments in affiliated companies	270,407	267,959	2,392,985
Bonds issued by affiliated companies	—	500	—
Long-term loans receivable	3,430	5,072	30,356
Long-term prepaid expenses	885	1,266	7,836
Deferred income taxes—non-current	1,866	41,744	16,516
Other investments	4,527	4,927	40,070
Allowance for doubtful receivables	(4,945)	(6,380)	(43,762)
Allowance for loss on valuation of investments in unlisted companies	(37,653)	(49,384)	(333,212)

Total assets	¥831,611	¥767,412	$7,359,396

Notes:	1. Yen figures of less than one million are omitted.
2. Accumulated depreciation of tangible fixed assets 2006: ¥300,816 million 2005: ¥297,335 million

	Millions of yen		Thousands of U.S. dollars
	2006	2005	2006
Liabilities and Shareholders’ Equity
Current liabilities:	¥234,850	¥158,726	$2,078,325
Trade notes payable	304	1,366	2,696
Trade accounts payable	125,673	96,970	1,112,156
Short-term debt	2,719	4,000	24,063
Current portion of bonds	35,000	—	309,735
Other accounts payable	28,871	26,029	255,503
Income taxes payable	7,754	13,896	68,627
Advances received	2,155	2,722	19,075
Deferred profit on installment sales	148	628	1,315
Accrued bonuses	5,985	4,246	52,965
Warranty reserve	7,422	5,799	65,683
Other current liabilities	18,815	3,066	166,508

Long-term liabilities:	106,682	142,640	944,093
Bonds	30,000	65,000	265,487
Long-term debt	60,622	63,000	536,484
Liabilities for employee retirement benefits	14,537	13,236	128,649
Liabilities for Director and Statutory auditor retirement benefits	633	943	5,608
Other long-term liabilities	888	460	7,864

Total liabilities	341,533	301,366	3,022,417

Shareholders’ equity:
Capital:	70,120	70,120	620,537
Common stock	70,120	70,120	620,537
Capital surplus:	140,636	140,223	1,244,572
Additional paid-in capital	140,140	140,140	1,240,177
Other capital surplus	496	83	4,395
Gain on disposal of treasury stock	496	83	4,395
Retained earnings:	256,021	243,743	2,265,675
Legal earnings reserve	18,036	18,029	159,618
Voluntary reserve	197,658	194,835	1,749,186
Reserve for special depreciation	29	54	263
Reserve for losses on overseas investments	—	1	—
Reserve for advanced depreciation deduction	14,683	14,420	129,944
Reserve for special advanced depreciation account	2,585	—	22,882
General reserve	180,359	180,359	1,596,097
Unappropriated retained earnings	40,326	30,878	356,871

Net unrealized gains on available-for-sale securities	27,287	16,006	241,482
Net unrealized gains on available-for-sale securities	27,287	16,006	241,482
Treasury Stock, at cost:	(3,987)	(4,047)	(35,287)
Treasury Stock, at cost:	(3,987)	(4,047)	(35,287)

Total shareholders’ equity	490,078	466,046	4,336,979

Total liabilities and shareholders’ equity	¥831,611	¥767,412	$7,359,396

Nonconsolidated Statements of Income and Unappropriated Retained Earnings

Komatsu Ltd.

For the six months ended September 30, 2005 and 2004, of fiscal 2006 and 2005, respectively

	Millions of yen		Thousands of U.S. dollars
	2006	2005	2006
Net sales	¥290,966	¥246,001	$2,574,925
Cost of sales	225,195	190,875	1,992,882
Deferred profit on installment sales	(199)	(348)	(1,768)

Gross profit	65,970	55,474	583,811
Selling, general and administrative expenses	43,483	41,605	384,808

Operating profit	22,487	13,869	199,003

Non-operating income:	8,437	9,290	74,667
Interest and dividend income	8,032	7,995	71,083
Other non-operating income	404	1,295	3,584

Non-operating expenses:	6,379	5,241	56,458
Interest expenses	761	767	6,738
Other non-operating expenses	5,618	4,474	49,721

Ordinary profit	24,544	17,917	217,212

Extraordinary income:	16,904	8,666	149,594
Gain on sale of land	—	8,541	—
Gain on sale of investment securities	361	57	3,200
Gain on sale of shares of affiliated companies	—	68	—
Reversal of loss on valuation of investments in unlisted companies	16,542	—	146,394

Extraordinary losses:	5,039	15,237	44,598
Loss on sale of land	41	8	368
Loss on valuation of investment securities	—	133	—
Provision for loss on valuation of investments in unlisted companies	—	5,969	—
Impairment loss	4,287	9,126	37,939
Cost of disposing of PCB (polychlorinated biphenyl)	711	—	6,292

Income before income taxes	36,409	11,346	322,207
Income taxes;
Current	8,953	12,453	79,232
Deferred	13,307	(9,548)	117,768

Net income	14,148	8,441	125,207
Unappropriated retained earnings at the beginning of the period	26,178	22,437	231,664
Unappropriated retained earnings at the end of the period	¥40,326	¥30,878	$356,871

Notes:	1.	Yen figures of less than one million are omitted.
	2.	Net income per share (using the average number of common shares outstanding, less treasury stocks.) 2006: ¥14.26 2005: ¥8.51
	3.	The Company adopted Amendment of Accounting Standards for Retirement Benefits from for the six months ended September 30,2005. The effect of adopting this Amendment was to increase ordinary profit and income before income taxes by ¥221million, respectively.

Directors, Auditors and Officers

As of September 30, 2005

Board of Directors

Toshitaka Hagiwara

Chairman of the Board

Masahiro Sakane

President and Chief Executive Officer

Kunio Noji

Director and Senior Executive Officer

Supervising Construction & Mining Equipment Business and e-KOMATSU

Kunihiko Komiyama

Director and Senior Executive Officer

President, Development Division and President, Engines & Hydraulics Business Division

Supervising Research & Development and Quality Assurance Operations

Masahiro Yoneyama

Director and Senior Executive Officer

Supervising External Corporate Affairs, Compliance, Safety & Environment, Electronics and Human Resources

Yoshinori Komamura

Director and Senior Executive Officer

President, Construction & Mining Equipment Marketing Division

Yasuo Suzuki

Director and Senior Executive Officer

General Manager, Corporate Planning

Supervising Structural Reorganization and Industrial Machinery Business

Toshio Morikawa

Director

Advisor, Sumitomo Mitsui Banking Corporation

Hajime Sasaki

Director

Chairman of the Board, NEC Corporation

Morio Ikeda

Director

Chairman

Shiseido Company, Limited

Statutory Auditors

Makoto Nakamura

Standing Auditor

Masafumi Kanemoto

Standing Auditor

Masahiro Yoshiike

Auditor

Chairman

Taiyo Life Insurance Company

Takaharu Dohi

Auditor

Executive Officers

Susumu Isoda

Senior Executive Officer

President, Production Division

Shigeki Fujimori

Senior Executive Officer

President, Defense Systems Division

Munenori Nakao

Senior Executive Officer

Supervising CSR, General Affairs, Corporate Communications and Investor Relations

Kenji Kinoshita

Senior Executive Officer

Chief Financial Officer

Supervising Audit

Mamoru Hironaka

Executive Officer

Vice President, Construction & Mining Equipment Marketing Division

President, Product Support Division

Masao Fuchigami

Executive Officer

President, Research Division

Taizo Kayata

Executive Officer

President, Overseas Marketing, Construction & Mining Equipment Marketing Division

Masaji Kitamura

Executive Officer

President, Construction & Mining Equipment Strategy Division

Nobutsugu Ohira

Executive Officer

Osaka Plant Manager, Production Division

Nobukazu Kotake

Executive Officer

Vice President, Development Division

General Manager, Product Planning

Tetsuya Nakayama

Executive Officer

Vice President, Development Division

General Manager, Construction Equipment Electronics, Development Division

Yasuki Sato

Executive Officer

Mooka Plant Manager, Production Division

Susumu Yamanaka

Executive Officer

President, Japanese Marketing, Construction & Mining Equipment Marketing Division

Masakatsu Hioki

Executive Officer

General Manager, Human Resources

Koji Yamada

Executive Officer

President, Industrial Machinery Division

Tetsuro Kajiya

Executive Officer

President, Procurement Division

Nobuki Hasegawa

Executive Officer

General Manager, Construction Equipment Technical Center 2, Development Division

Mikio Fujitsuka

Executive Officer

Deputy General Manager, Corporate Planning

Corporate Information

As of September 30, 2005

Head Office:

2-3-6 Akasaka, Minato-ku, Tokyo 107-8414, Japan

Date of Establishment:

May 13, 1921

Settlement Date:

March 31 (Interim Period: September 30)

Ordinary General Meeting of Shareholders:

June

Common Stock Outstanding:

Consolidated:          ¥67,870 million (US$601 million)

Nonconsolidated:    ¥70,120 million (US$621 million)

Number of Employees:

Consolidated: 33,913 Nonconsolidated: 5,884

Total Number of Shares Issued and Outstanding:

998,744,060 shares

One Unit (tangen) of Shares:

1,000

Number of Shareholders:

65,568

Transfer Agent for Common Stock:

Mitsubishi UFJ Trust and Banking Corporation

4-5, Marunouchi 1-chome, Chiyoda-ku,

Tokyo 100-8212, Japan

Depositaries

ADRs:	Depositary Receipts Services, Citibank, N.A., 388 Greenwich Street, 14th Floor, New York, NY 10013, U.S.A.

Breakdown of Shareholders

Tokyo Stock Price Range

As of September 30, 2005

Cautionary Statement

This Semi-Annual Report contains forward-looking statements that reflect management’s views and assumptions in the light of information currently available with respect to certain future events, including expected financial position, operating results and business strategies. These statements can be identified by the use of terms such as “will,” “believes,” “should,” “projects,” “plans,” “expects” and similar terms and expressions that identify future events or expectations. Actual results may differ materially from those projected, and the events and results of such forward-looking assumptions cannot be assured. Any forward-looking statements speak only as of the date of this Semi-Annual Report, and Komatsu assumes no duty to update such statements. Factors that may cause actual results to differ materially from those predicted by such forward-looking statements include, but are not limited to, unanticipated changes in demand for the Company’s principal products, owing to changes in the economic conditions in the Company’s principal markets; changes in exchange rates or the impact of increased competition; unanticipated costs or delays encountered in achieving the Company’s objectives with respect to globalized product sourcing and new information technology tools; uncertainties as to the results of the Company’s research and development efforts and its ability to access and protect certain intellectual property rights; the impact of regulatory changes and accounting principles and practices; and the introduction, success and timing of business initiatives and strategies.

For further information, please contact:

Komatsu Ltd.

Corporate Communications Department

Tel: 81-3-5561-2687

Fax: 81-3-3505-9662

E-mail: ir@komatsu.co.jp

Komatsu Ltd.

2-3-6 Akasaka, Minato-ku

Tokyo 107-8414, Japan

http://www.komatsu.com/